Exhibit 99.1

Scotiabank reports first quarter earnings of $1.7 billion and increases dividend

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2014 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our First Quarter 2014 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

First Quarter Highlights (versus Q1, 2013)

o	Net income of $1,709 million, up 6.5% from $1,605 million

o	Earnings per share (diluted) of $1.32 compared to $1.24, up 6.5%

o	ROE of 15.4%, compared to 16.8%

o	Productivity ratio of 54.2%, versus 53.9%

o	Quarterly dividend of 64 cents per common share, up 2 cents

Toronto, March 4, 2014 – Scotiabank today reported first quarter net income of $1,709 million compared with net income of $1,605 million in the same period last year and $1,676 million last quarter. Diluted earnings per share were $1.32 compared to $1.24 in the same period a year ago and $1.29 last quarter. Return on equity was 15.4% compared to 16.8% last year and 15.8% last quarter. Net income and diluted earnings per share both grew by 6.5%.

“We are pleased to report good results to start the year,” said Brian Porter, Scotiabank President and CEO. “Strong top-line revenue growth reflects the success of the Bank’s highly diversified business model. We continue to invest in all of our businesses with a particular focus on optimizing our customers’ experience.

“Canadian Banking had a good first quarter with net income of $575 million driven by continued strong top-line revenue growth. All of our retail and commercial businesses continue to perform well. We achieved double digit growth in both credit card and automotive lending volumes. Provisions for credit losses increased modestly from the low levels of last year.

“International Banking had a solid quarter with earnings of $401 million. Growth in both assets and deposits was strong across all key markets, particularly in Latin America and Asia. Results were, however, down slightly compared to last year due mainly to lower margins. The margins have now stabilized and improved from last quarter. Credit quality was stable with the provision for credit loss ratio remaining in line with last year.

“Global Wealth & Insurance had a strong first quarter with earnings of $327 million from broad-based results across all businesses. Growth in wealth management was driven by strong net sales, favourable market conditions and recent acquisitions.

“Global Banking & Markets reported net income of $339 million. While Corporate lending and investment banking saw good gains, particularly in Canada, our capital markets performance was lower than last year almost entirely due to the fixed income business.

“Our capital position continues to be very strong with a Common Equity Tier 1 ratio rising to 9.4% on an all-in basis. The Bank’s high quality capital levels and strong earnings allowed the Bank to increase its quarterly dividend by 2 cents to 64 cents per share.

“Our operations in emerging markets are an important long-term growth story for Scotiabank. We have deliberately chosen to invest in stable Latin American economies such as Chile, Peru, Colombia, and Mexico. We believe that the likelihood of sustainable, higher growth in these select emerging markets remains strong and our businesses are performing well.

“We are pleased with the good start to the year and we are focused on continuing to invest in our businesses, managing our expense growth prudently and delivering consistent and predictable earnings.”

Financial Highlights
	As at and for the three months ended
(Unaudited)	January 31 2014	October 31 2013	(1)	January 31 2013	(1)
Operating results ($ millions)
Net interest income	3,005	2,874		2,767
Net interest income (TEB(2))	3,008	2,877		2,771
Non-interest revenue	2,640	2,526		2,404
Non-interest revenue (TEB(2))	2,717	2,600		2,474
Total revenue	5,645	5,400		5,171
Total revenue (TEB(2))	5,725	5,477		5,245
Provision for credit losses	356	321		310
Operating expenses	3,105	2,977		2,828
Provision for income taxes	475	426		428
Provision for income taxes (TEB(2))	555	503		502
Net income	1,709	1,676		1,605
Net income attributable to common shareholders	1,607	1,567		1,491
Operating performance
Basic earnings per share ($)	1.33	1.30		1.26
Diluted earnings per share ($)	1.32	1.29		1.24
Adjusted diluted earnings per share(2) ($)	1.34	1.31		1.26
Return on equity(2) (%)	15.4	15.8		16.8
Productivity ratio (%) (TEB(2))	54.2	54.4		53.9
Core banking margin (%) (TEB(2))	2.35	2.31		2.29
Financial position information ($ millions)
Cash and deposits with financial institutions	55,321	53,338		53,120
Trading assets	112,975	96,489		104,493
Loans	414,821	402,215		388,697
Total assets	782,835	743,644		736,475
Deposits	539,599	518,061		514,817
Common equity	42,357	40,165		35,934
Preferred shares	3,834	4,084		4,384
Assets under administration(2)	393,059	377,766		352,073
Assets under management(2)	153,289	145,470		130,576
Capital measures
Common Equity Tier 1 ratio (%)	9.4	9.1		8.2
Tier 1 capital ratio (%)	11.2	11.1		10.3
Total capital ratio (%)	13.5	13.5		13.5
Assets-to-capital multiple	17.4	17.1		17.3
Risk-weighted assets ($ millions)	302,070	288,246		280,061
Credit quality
Net impaired loans ($ millions)(3)	1,833	1,808		1,934
Allowance for credit losses ($ millions)	3,361	3,273		3,105
Net impaired loans as a % of loans and acceptances(3)	0.43	0.44		0.49
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.34	0.31		0.32
Common share information
Share price ($) (TSX)
High	66.75	64.10		59.20
Low	60.56	57.35		52.30
Close	61.10	63.39		58.65
Shares outstanding (millions)
Average – Basic	1,209	1,204		1,186
Average – Diluted	1,217	1,210		1,204
End of period	1,215	1,209		1,192
Dividends per share ($)	0.62	0.62		0.57
Dividend yield(4) (%)	3.9	4.1		4.1
Market capitalization ($ millions) (TSX)	74,226	76,612		69,896
Book value per common share ($)	34.87	33.23		30.15
Market value to book value multiple	1.8	1.9		1.9
Price to earnings multiple (trailing 4 quarters)	11.7	12.3		11.0
Other information
Employees	83,572	83,874		82,618
Branches and offices	3,322	3,330		3,392

(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3 in the condensed interim consolidated financial statements). Capital measures for 2013 have not been restated for the new IFRS standards as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to Non-GAAP measures of this press release for a discussion of these measures.
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share prices for the period

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2013 Annual Report under the headings “Overview – Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2013 Annual Report, as updated in this document); the effect of applying future accounting changes (see “Controls and Accounting Policies – Future accounting developments” in the Bank’s 2013 Annual Report, as updated in this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 60 of the Bank’s 2013 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the headings “Overview – Outlook”, as updated in this document; and for each business segment “Outlook”. These “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Q1 2014 Notable Business Highlights

Serving customers
•
Scotiabank launched the Canadian Income Equity Powered GIC (EPGICs) providing customers with an annual minimum guaranteed return, plus the potential to earn additional annual returns linked to the performance of an underlying basket of shares. The GIC principal is eligible for deposit insurance with the Canada Deposit Insurance Corporation (CDIC).

•
Scotiabank introduced the Guaranteed Income Optimizer (GIO) which is a GIC providing a flexible solution to support customers’ need for income, especially in retirement. Once a term and a payment schedule are selected, customers receive guaranteed, stable and predictable payments from non-registered or TFSA investments. The GIO is CDIC eligible with 100% principal protection.

•
Scotiabank is acting as exclusive financial advisor to Fortis Inc. on its acquisition of UNS Energy Corporation for approximately U.S. $4.3 billion. Scotiabank underwrote U.S. $2 billion in committed credit facilities for Fortis, provided the bridge facility and acted as Bookrunner on U.S. $1.8 billion of mandatory exchangeable installment receipts. The transaction is expected to close by the end of 2014.

•	In December 2013, Scotiabank completed the integration of Crédito Familiar in Mexico, a 235-branch, 2,300-employee operation focused on the Consumer and Micro Finance segment.

•
Twelve new Global Asset Management products were launched, including five new products in Canada, six new products across our Latin American and Caribbean markets, and Scotiabank’s first fund with our joint venture with the Bank of Beijing.

•
Scotiabank is acting as financial advisor to Talisman Energy Inc. on the sale of a majority of its Montney shale gas position to a subsidiary of Malaysia’s state-owned oil company, Petroliam Nasional Berhad (PETRONAS), for an aggregate cash consideration of $1.5 billion. The transaction is expected to close by the end of the second quarter 2014.

Recognized for success
•	Scotiabank Mutual Funds were recognized at the 2013 Fundata FundGrade A+ Awards with three A+ awards for Scotia Dividend Balanced Fund, Scotia Global Balanced Fund, and Scotia Nasdaq Index Fund.

•
For the second year in a row, Scotiabank won the Global Finance Award for Best Consumer Internet Bank in North America. Scotiabank also swept the regional sub-category for Best in Mobile Banking, Online Deposit, Credit & Investment Offerings, Web Site Design and Integrated Consumer Bank Site.

•	Scotiabank won Best Foreign Exchange (FX) Provider in Canada for the 10th consecutive year and in Jamaica for the 6th consecutive year.

•
The Ministry of Labour and Social Welfare in Mexico awarded Scotiabank Mexico a “Gender Equality in the Workplace” certification, and for the third consecutive year, Great Places to Work ranked Scotiabank’s gender equality amongst the best in Mexico.

Scotiabank’s Bright Future program in action
•
Scotiabank and the Martin Aboriginal Education Initiative launched the on-reserve Aboriginal Youth Entrepreneurship Program (AYEP) at Kainai High School on the Blood Tribe reserve in Alberta. The program offers grade 11 and 12 students hands-on learning opportunities, including business skills, financial literacy and marketing, as well as an entrepreneurial experience.

•
Scotiabank became the official sponsor of the Asociación Nacional de Fútbol Profesional in Chile. The agreement is a major milestone in the development of the most popular sport in Chile and includes the sponsorship of two amateur leagues, a series of youth coaching clinics and a kids’ tournament with prominent local football players.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital ratios

Regulatory capital ratios, such as Common Equity Tier 1, and Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended
TEB Gross up ($ millions)	January 31 2014	October 31 2013	July 31 2013	April 30 2013	January 31 2013
Net interest income	$3	$3	$5	$3	$4
Other operating income	77	74	74	79	70
Total revenue and provision for taxes	$80	$77	$79	$82	$74

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Group Financial Performance

Financial results

The Bank’s net income for the first quarter was $1,709 million compared to $1,605 million in the same period last year and $1,676 million last quarter. Diluted earnings per share were $1.32, compared to $1.24 in the same period a year ago and $1.29 last quarter. Return on equity was at 15.4%, compared to 16.8% last year and 15.8% last quarter.

Impact of new IFRS standards

The Bank has retrospectively adopted new IFRS standards and amendments effective November 1, 2013. For an overview of the impacts of the adoption of new and amended IFRS standards, including a description of accounting policies selected, please refer to Note 3 starting on page 43 in the Management’s Discussion & Analysis in the First Quarter 2014 Report.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items.

($ millions)	For the three months ended
	January 31, 2014 vs. January 31, 2013	January 31, 2014 vs. October 31, 2013
U.S./Canadian dollar exchange rate (average)
January 31, 2014	$0.936	$0.936
October 31, 2013		$0.964
January 31, 2013	$1.007
% change	(7.0)%	(2.9)%
Impact on income:
Net interest income	$53	$34
Net fee and commission revenues	25	16
Other operating income(1)	9	12
Operating expenses	(39)	(29)
Other items (net of tax)	(12)	(11)
Net income	$36	$22
Earnings per share (diluted)	$0.03	$0.02

Impact by business line:
Canadian Banking	$3	$2
International Banking(1)	7	(4)
Global Wealth & Insurance	5	4
Global Banking & Markets	13	6
Other(1)	$8	$14
(1)       Includes the impact of foreign currency hedges.

Q1 2014 vs Q1 2013

Net income

The Bank’s net income was $1,709 million in the first quarter, an increase of $104 million or 6% from the same period a year ago. The year-over-year increase was attributable to higher net interest income, growth in fee and commission revenue in wealth management and banking services, increased net gains on investment securities and the favourable impact of foreign currency translation. These increases were partly offset by higher operating expenses, provisions for credit losses and the impact of a higher effective income tax rate.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,725 million, up $480 million or 9% from the same quarter last year. Adjusting for the positive impact of foreign currency translation, revenue grew by 7%. The year-over-year increase was due to higher net interest income, increased banking and wealth management fees, higher net gains on investment securities and the contribution from recent acquisitions. These increases were partly offset by lower trading revenue and lower income from associated corporations.

Net interest income

This quarter’s net interest income (on a taxable equivalent basis) of $3,008 million was $237 million or 9% higher than the same quarter last year. This increase was attributable to asset growth primarily in business lending, residential mortgages and personal loans and the positive impact of foreign currency translation. As well, the core banking margin was 2.35%, up from 2.29% last year.

The increase in the margin was primarily from wider margins in Canadian Banking and lower funding and liquidity costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. Partly offsetting was margin compression in Global Banking & Markets and International Banking.

Net fee and commission revenues

Net fee and commission revenues of $1,891 million were $238 million or 14% higher than the same period last year. The increase was broad-based across most categories with strong increases in underwriting revenues, solid contributions from recent acquisitions, as well as the positive impact of foreign currency translation.

Other operating income

Other operating income (on a taxable equivalent basis) was $826 million in line with the same quarter last year. Higher net gains on investment securities were offset by lower trading revenue and income from associated corporations.

Provision for credit losses

The provision for credit losses was $356 million this quarter, up $46 million from the same period last year. The year-over-year increase was due to higher provisions in Canadian Banking and International Banking.

Operating expenses and productivity

Operating expenses were $3,105 million this quarter, up from $2,828 million or 10% from the same quarter last year. Adjusting for the negative impact of foreign currency translation and acquisitions, expenses grew by 7%. Adjusting further for timing and hedging impacts on performance-based and stock-based compensation, as well as a presentation change of certain revenues and expenses in Global Wealth & Insurance, the underlying expense growth was 5%.The year-over-year increase was broad-based to support growth. Higher remuneration expenses reflect increased staffing levels, annual salary raises and higher performance-based compensation. As well, technology-related and advertising costs rose to support business growth initiatives.

The productivity ratio was 54.2% this quarter, compared to 53.9% for the same quarter last year, reflecting a negative operating leverage of 0.6%.

Taxes

The effective tax rate for this quarter was 21.7%, up from 21.1% in the first quarter last year. The increase was primarily due to lower foreign tax recoveries in the current quarter.

Q1 2014 vs Q4 2013

Net income

Net income was $1,709 million, up $33 million or 2% from the fourth quarter. The increase was due primarily to higher net interest income from asset growth, stronger underwriting revenues, increased net gains on investment securities and the positive impact of foreign currency translation. These increases were partly offset by higher operating expenses, the impact of a higher effective income tax rate and increased provisions for credit losses.

Total revenue

Total revenue (on a taxable equivalent basis) of $5,725 million was $248 million or 5% higher quarter over quarter. Adjusting for the positive impact of foreign currency translation, revenue grew by 3%. The increase in total revenue was primarily from higher net interest income, strong underwriting revenues, growth in banking and wealth management fees and higher net gains on investment securities.

Net interest income

Net interest income (on a taxable equivalent basis) was $3,008 million, up $131 million or 5% from the previous quarter. This increase was driven by asset growth in retail and commercial lending in International Banking along with the positive impact of foreign currency translation. The core banking margin at 2.35% was up from 2.31% last quarter.

The increase in the core banking margin was a result of higher margins in Canadian Banking and International Banking and lower funding and liquidity costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. This was partly offset by the impact of higher volumes of low-spread deposits with financial institutions.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,891 million was up $108 million or 6%. The increase was due mainly to higher mutual fund fees from growth in assets under management and assets under administration and improved financial markets. Underwriting revenues and banking fees were also higher.

Other operating income

Other operating income (on a taxable equivalent basis) was $826 million, up slightly from the prior quarter. Higher gains on investment securities were mostly offset by lower trading revenues. In addition last quarter included a gain from the sale of a non-strategic business.

Provision for credit losses

The provision for credit losses was $356 million, up $35 million from the prior quarter. The quarter-over-quarter increase in provisions was due primarily to higher provisions in Canadian Banking and International Banking.

Operating expenses and productivity

Compared to the fourth quarter, operating expenses were up $128 million or 4%. Adjusting for the negative impact of foreign currency translation, expenses grew by 3%. The increase was due primarily to higher stock-based compensation cost from the seasonal impact of vesting of grants awarded. Pension and other benefit costs were also up, mostly reflecting the seasonal impact of payroll taxes. These increases were partly offset by lower expenses in almost all of the other expense categories.

The productivity ratio was 54.2%, compared to 54.4% in the previous quarter.

Taxes

The effective tax rate this quarter increased to 21.7% from 20.3% in the prior quarter due to higher taxes in foreign jurisdictions in the current quarter.

Common Dividend

The Board of Directors, at its meeting on March 3, 2014, approved a dividend of 64 cents per share, an increase of two cents per share. This quarterly dividend applies to shareholders of record as of April 1, 2014 and is payable April 28, 2014.

Statement of Financial Position

The Bank’s total assets at January 31, 2014 were $783 billion, up $39 billion or 5% from October 31, 2013, $17 billion or 2% excluding the impact of foreign currency translation.

Trading assets increased $16 billion from October 31, 2013, due primarily to an increase in trading securities of $15 billion from higher holdings of common equities, U.S. and other foreign government debt including the impact of foreign currency translation of $3 billion.

Investment securities grew by $4 billion due mainly to increased holdings of U.S. government debt and corporate bonds. As at January 31, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges was $1,004 million, an increase of $24 million from October 31, 2013. The change was due mainly to increases in the values of Canadian government debt and corporate bonds.

Loans increased $13 billion or 3% from October 31, 2013. Excluding the impact of foreign currency translation, loans increased $6 billion or 1%. Residential mortgages increased $1 billion due mainly to growth and foreign exchange translations in Latin America. Personal and credit card loans rose $2 billion due mainly to growth and foreign exchange translation in Latin America and growth in Canada. Business and government loans were up $10 billion, due primarily to growth and foreign exchange translation in Asia, Latin America and the U.S.

Total liabilities were $735 billion as at January 31, 2014, up $37 billion or 5% from October 31, 2013, $17 billion or 2% excluding the impact of foreign currency translation.

Total deposits increased by $22 billion, including the impact of foreign currency translation of $15 billion. Personal deposits increased by $3 billion due primarily to growth and foreign exchange translation in Latin America. Business and government deposits increased $16 billion due mainly to growth and foreign exchange translation in Canada and the U.S. There was an increase of $3 billion in deposits by financial institutions, due mainly to growth in the U.K.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $10 billion and $2 billion, respectively. Derivative instrument liabilities increased $3 billion, which was similar to the increase in derivative instrument assets.

Total shareholders’ equity increased $1,972 million from October 31, 2013. This increase was driven by internal capital generation of $860 million, the issuance of common shares of $373 million through the Dividend Reinvestment Plan and the exercise of options. The Bank redeemed $250 million of preferred shares during the quarter.

Accumulated other comprehensive income increased $957 million due primarily to unrealized foreign exchange gains on the Bank’s investments in its foreign operations.

Non-controlling interests in subsidiaries increased $30 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid.

Capital ratios

The Bank’s various regulatory capital amounts consist of the following:

	As at
	January 31 2014		October 31 2013
($ millions)	All-in		All-in
Common Equity Tier 1 capital	$28,499		$26,359
Tier 1 capital	33,742		31,914
Total regulatory capital	40,811		38,841
Total risk-weighted assets	302,070		288,246
Capital ratios:
Common Equity Tier 1 capital	9.4%		9.1%
Tier 1 capital ratio%	11.2%		11.1%
Total capital ratio%	13.5%		13.5%
Assets-to-capital multiple	17.4	x	17.1	x

The Bank continues to maintain a strong capital position. As at January 31, 2014 the CET1, Tier 1 and Total Capital ratios under the Basel III all-in rules were 9.4%, 11.2% and 13.5% (October 31, 2013 – 9.1%, 11.1% and 13.5%), respectively, well above minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $28.5 billion as at January 31, 2014 (October 31, 2013 – $26.4 billion), an increase of $2.1 billion during the quarter, due primarily to:

•	strong internal capital generation of $0.9 billion;

•	common equity issuances of $0.4 billion, through the Bank’s Dividend Reinvestment Program and Share Purchase Plans;

•	net growth of $1.0 billion in accumulated other comprehensive income, mainly due to the favourable impact of foreign currency translation; and

•	a partial offset from the impact of IFRS changes and increases to capital deductions totaling $0.2 billion.

In addition, a $250 million redemption of Series 24 Preferred Shares during the quarter reduced Tier 1 and Total Capital.

Business Segment Review

Effective fiscal 2014, the Bank enhanced its funds transfer pricing methodology that is used to allocated interest income and expense to the business lines. The enhancements included a transfer of higher regulatory liquidity costs, and a reduced interest value for certain deposit types. These enhancements result in reducing the net interest cost in the Other segment and reducing the net interest income in the business segments. These changes have no impact on the Bank’s consolidated results. Prior years’ amounts have also been retrospectively adjusted for IFRS changes described on page 26 of the Management’s Discussion & Analysis in the First Quarter 2014 Report. The impact of both these changes on net income attributable to equity holders is presented below:

For the year ended October 31, 2013 ($millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(36)	(13)	(8)	11	3	(43)
Funds transfer pricing methodology changes	(117)	(10)	(57)	(38)	222	–
Total	(153)	(23)	(65)	(27)	225	(43)

For the year ended October 31, 2012 ($millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(29)	2	(6)	(15)	(1)	(49)
Funds transfer pricing methodology changes	(109)	(9)	(44)	(32)	194	–
Total	(138)	(7)	(50)	(47)	193	(49)

The Bank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other (2)	Total
Net interest income	$1,408	$1,303	$107	$179	$8	$3,005
Net fee and commission revenues	408	367	807	369	(60)	1,891
Net income from investments in associated corporations	(1)	117	63	–	(44)	135
Other operating income	22	66	113	376	37	614
Total revenues	1,837	1,853	1,090	924	(59)	5,645
Provision for credit losses	134	219	–	3	–	356
Operating expenses	923	1,084	658	450	(10)	3,105
Provision for income taxes	205	108	92	132	(62)	475
Net income	$575	$442	$340	$339	$13	$1,709
Net income attributable to non-controlling interests in subsidiaries	–	41	13	–	–	54
Net income attributable to equity holders of the Bank	$575	$401	$327	$339	$13	$1,655
Average assets ($ billions)	$277	$137	$16	$272	$75	$777
Average liabilities ($ billions)	$195	$86	$20	$205	$225	$731

(1)	Refer to Non-GAAP measures of this press release for a discussion of these measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($80) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended October 31, 2013(1)
Taxable equivalent basis(2) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(3)	Total
Net interest income	$1,402	$1,223	$100	$175	$(26)	$2,874
Net fee and commission revenues	387	377	752	314	(47)	1,783
Net income from investments in associated corporations	(1)	109	61	–	(41)	128
Other operating income	3	112	112	365	23	615
Total revenues	1,791	1,821	1,025	854	(91)	5,400
Provision for credit losses	116	207	–	(2)	–	321
Operating expenses	923	1,032	625	400	(3)	2,977
Provision for income taxes	197	127	87	119	(104)	426
Net income	$555	$455	$313	$337	$16	$1,676
Net income attributable to non-controlling interests in subsidiaries	–	45	11	–	–	56
Net income attributable to equity holders of the Bank	$555	$410	$302	$337	$16	$1,620
Average assets ($ billions)	$276	$126	$15	$248	$83	$748
Average liabilities ($ billions)	$194	$80	$18	$191	$220	$703

(1)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.
(2)	Refer to Non-GAAP measures of this press release for a discussion of these measures.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($77) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended January 31, 2013(1)
Taxable equivalent basis(2) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(3)	Total
Net interest income	$1,326	$1,196	$103	$208	$(66)	$2,767
Net fee and commission revenues	384	334	683	298	(46)	1,653
Net income from investments in associated corporations	9	132	56	–	(45)	152
Other operating income	1	91	104	426	(23)	599
Total revenues	1,720	1,753	946	932	(180)	5,171
Provision for credit losses	118	186	1	5	–	310
Operating expenses	873	979	573	403	–	2,828
Provision for income taxes	190	127	78	136	(103)	428
Net income	$539	$461	$294	$388	$(77)	$1,605
Net income attributable to non-controlling interests in subsidiaries	–	50	9	–	–	59
Net income attributable to equity holders of the Bank	$539	$411	$285	$388	$(77)	$1,546
Average assets ($ billions)	$267	$115	$14	$240	$93	$729
Average liabilities ($ billions)	$185	$76	$17	$175	$236	$689

(1)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.
(2)	Refer to Non-GAAP measures of this press release for a discussion of these measures.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($74) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Canadian Banking

Q1 2014 vs Q1 2013

Canadian Banking reported record net income attributable to equity holders of $575 million, an increase of $36 million or 7% from the same period last year driven by growth in assets and deposits, an increase in the margin, and the full quarter impact of the acquisition of ING DIRECT. Partly offsetting were higher operating expenses and provision for credit losses.

Q1 2014 vs Q4 2013

Quarter over quarter, net income attributable to equity holders increased $20 million or 4% primarily due to 3% total revenue growth partially offset by a higher provision for credit losses.

International Banking

Q1 2014 vs Q1 2013

International Banking reported net income attributable to equity holders of $401 million, down $10 million or 2% from the same quarter last year. Revenues from strong loan and deposit growth, primarily in Latin America and Asia, were more than offset by a decline in net interest margins, lower contributions from associated corporations and higher provisions for credit losses and expenses.

Q1 2014 vs Q4 2013

Net income attributable to equity holders was $401 million, down from $410 million last quarter, which included a $25 million after-tax gain on the sale of a non-strategic business in Peru. Excluding this gain, net income rose $16 million or 4%. This quarter’s results reflected strong loan growth in each region in Latin America and Asia, and a slightly improved net interest margin, partly offset by seasonally higher expenses.

Global Wealth & Insurance

Q1 2014 vs Q1 2013

Global Wealth & Insurance reported net income attributable to equity holders of $327 million this quarter, an increase of $42 million or 15% from the same quarter last year. Net income increased due to strong broad-based results in both the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from higher net sales, improved financial market conditions and recent acquisitions of Colfondos in Colombia and AFP Horizonte in Peru.

Q1 2014 vs Q4 2013

Quarter over quarter, net income attributable to equity holders was up $25 million or 8%. Net income increased due to strong broad-based results in both the wealth management and insurance businesses and recent acquisitions.

Global Banking and Markets

Q1 2014 vs Q1 2013

Global Banking & Markets reported net income attributable to equity holders of $339 million. The year-over-year decrease of $49 million or 13%, was due to continuing market challenges in certain capital markets businesses and in U.S. lending. This was partly offset by stronger results in lending in Canada and Europe and in investment banking.

Q1 2014 vs Q4 2013

Net income attributable to equity holders increased $2 million or 1% compared to the prior quarter. Stronger results in equities, U.S. and Canadian lending, investment banking, and commodities were mostly offset by a decline in fixed income.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Q1 2014 vs Q1 2013

The Other segment had a net income attributable to equity holders of $13 million in the quarter, compared to a net loss of $77 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates and higher net gains on investment securities. Partly offsetting were higher taxes this quarter.

Q1 2014 vs Q4 2013

The Other segment had a net income attributable to equity holders of $13 million in the first quarter, compared to net income of $16 million in the prior quarter. The decline was mainly due to higher taxes, mostly offset by positive contributions from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates.

Shareholder Information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2014
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Annual Meeting date for fiscal 2013
The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on March 4, 2014, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from March 5, 2014, to March 19, 2014, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4654843#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
The Bank of Nova Scotia is incorporated in Canada with limited liability.